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                             February 16, 2021

       Cheng Chen
       Chief Executive Officer
       RON Holding Ltd
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: RON Holding Ltd
                                                            Amendment No. to
Confidential Draft Registration Statement on Form F-1
                                                            Submitted January
27, 2021
                                                            CIK No. 0001825349

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted January
       27, 2021

       COVID-19 Affecting Our Results of Operations, page 59

   1. We note that your revisions in response to prior comment 1 only discuss the impact of
                                                        COVID-19 on your
operations and financial condition through June 30, 2020, even though your revisions
discuss events related to COVID-19 after that date. Please revise to discuss the impact of
COVID-19 on your liquidity and financial condition as of a current date. Quantify the
impact to the extent possible.
 Cheng Chen
FirstName LastNameCheng Chen
RON Holding  Ltd
Comapany16,
February  NameRON
            2021    Holding Ltd
February
Page 2 16, 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Note 8 - Related Party Transactions
a. Due from a related party, page F-22

2. We note your response to prior comment 5 and your disclosure that cash advanced to the chief executive officer of Xinjiang United Family and your controlling shareholder was
         "used as the initial working capital in relation to the opening of five new UFG entities, such as prepaid rental, renovation, and other start-up expenses in 2019". Please confirm and revise your disclosures to clarify that all expenses and liabilities incurred on your behalf by your controlling shareholder are appropriately recorded in your consolidated financial statements. Refer to Staff Accounting Bulletin Topic 5:T. General

3. Please identify the underwriter in the next submission or filing. You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Ying Li